Exhibit 99.2

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 25, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on June 27, 2023, as the third tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
18/09/2023	14,000	280.0269	3,920,376.60	13,336	299.9186	3,999,714.45	3,751,021.71	27,336	280.6335	7,671,398.31
19/09/2023	3,452	280.8569	969,518.10	—	—	—	—	3,452	280.8569	969,518.10
20/09/2023	1,483	282.0252	418,243.40	—	—	—	—	1,483	282.0252	418,243.40
21/09/2023	38,002	276.9059	10,522,979.10	13,640	293.2379	3,999,764.96	3,760,944.95	51,642	276.5951	14,283,924.05
22/09/2023	11,408	273.1665	3,116,283.50	10,349	289.8558	2,999,717.67	2,817,429.96	21,757	272.7266	5,933,713.46
Total	68,345	277.2317	18,947,400.70	37,325	294.6871	10,999,197.08	10,329,396.62	105,670	277.0587	29,276,797.32

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till September 22, 2023, the total invested consideration has been:
•Euro 115,371,178.40 for No. 404,539 common shares purchased on the EXM;
•USD 70,465,804.35 (Euro 64,847,806.87*) for No. 227,109 common shares purchased on the NYSE.

As of September 22, 2023, the Company held in treasury No. 13,187,754 common shares equal to 5.13% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until September 22, 2023, the Company has purchased a total of 2,263,296 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 539,416,240.79.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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